UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

AMENDING FORM 8-A DATED JUNE 8, 2004
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SIGMA DESIGNS, INC.
(Exact name of registrant as specified in its charter)

California	94-2848099
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1778 McCarthy Boulevard Milpitas, California  95035
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Series D Participating Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.         ☑

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.         ☐

Securities Act registration statement file number to which this form relates:  001-32207

Securities to be registered pursuant to Section 12(g) of the Exchange Act:  None

Item 1.	Description of Registrant’s Securities to be Registered.

Item 1 of the Form 8-A filed on June 8, 2004 is amended by substituting the following:

On June 7, 2004, pursuant to a Preferred Stock Rights Agreement (the “Rights Agreement”) between Sigma Designs, Inc. (the “Company”) and Computershare Shareowner Services LLC (formerly known as Mellon Investor Services LLC) (the “Rights Agent”), the Company’s Board of Directors (the “Board”) declared a dividend of one right (a “Right”) to purchase one one-thousandth of a share of the Company’s Series D Participating Preferred Stock (“Series D Preferred”) for each outstanding share of Common Stock, no par value per share (“Common Shares”), of the Company to the shareholders of record at the close of business on June 18, 2004 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series D Preferred at an exercise price of $58.00 (the “Purchase Price”), subject to adjustment.

On April 9, 2012, the Rights were modified, pursuant to Amendment No. 1 to Rights Agreement (“Amendment No. 1”), to:  (i) decrease the beneficial ownership threshold from 15% to 10% by which any person or group of affiliated or associated persons becomes an “Acquiring Person” as contemplated by the Rights Agreement (subject to certain exceptions); (ii) provide for the occurrence of a Distribution Date (as defined below), and thus the activation of the Rights, immediately upon an Acquiring Person obtaining beneficial ownership of 10% or more of the Common Shares then outstanding (i.e., without any waiting period); (iii) provide for the expiration of the Rights no later than April 9, 2013 (provided, that if a Distribution Date occurs on or before such date, then April 30, 2014 shall be substituted for such date); and (iv) include provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Common Shares in the definition of securities which any person or group of affiliated or associated persons shall be deemed to beneficially own.  In connection with Amendment No. 1, the Board has increased the number of shares of Series D Preferred by 315,000, from 35,000 shares to 350,000 shares.

The following summary of the principal terms of the Rights Agreement, as amended, is a general description only and is subject to the detailed terms and conditions of the Rights Agreement and Amendment No. 1, copies of which are attached hereto as Exhibits 4.1 and 4.2 and are incorporated herein by reference.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date.  Prior to the Distribution Date, Certificates for the Rights (“Rights Certificates”) will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares.  Accordingly, Common Share certificates outstanding on the Record Date evidence the Rights related thereto, and Common Share certificates issued after the Record Date contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of the following:  (a) the day an Acquiring Person has obtained beneficial ownership of 10% or more of the Common Shares then outstanding; or (b) the tenth business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer, the consummation of which would result in beneficial ownership by a person or group of 10% or more of the Company’s then outstanding Common Shares.  The earlier of such dates is referred to as the “Distribution Date.”  Notes:  (i) the term “beneficial ownership” is defined in the Rights Agreement, as amended, and includes, among other things, certain derivative or synthetic arrangements having characteristics of a long position in the Company’s Common Shares; and (ii) the term Acquiring Person includes certain exceptions (such as for the Company and its Subsidiaries and employee stock plans) as set forth in the Rights Agreement.

Issuance of Rights Certificates; Expiration of Rights

As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date.  The Rights will expire on the earliest of (i) April 9, 2013 (provided, that if a Distribution Date occurs on or before such date, then April 30, 2014 shall be substituted for such date) (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, for each Right and upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series D Preferred.  In the event that the Company does not have sufficient Series D Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series D Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains beneficial ownership of 10% or more of the Company’s then outstanding Common Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price.

Right to Buy Acquiring Company Shares

Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains beneficial ownership of 10% or more of the Company’s then outstanding Common Shares, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made (subject to certain exceptions) so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

At any time after an Acquiring Person obtains beneficial ownership of 10% or more of the Company’s then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

At any time on or prior to the earlier of (i) the day an Acquiring Person obtains beneficial ownership of 10% or more of the Company’s then outstanding Common Shares, or (ii) the Close of Business on the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Adjustments to Prevent Dilution

The Purchase Price payable, the number of Rights, and the number of Series D Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement.  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional Common Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Shareholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series D Preferred

Each one one-thousandth of a share of Series D Preferred has rights and preferences substantially equivalent to those of one Common Share.  Such rights and preferences are set forth in the Certificate of Determination of Rights, Preferences and Privileges of Series D Participating Preferred Stock of Sigma Designs, Inc., as amended, with copies of the relevant documents being attached to the Rights Agreement as Exhibit A and to the Amendment No. 1 as Exhibit A-1.

No Voting Rights

Rights will not have any voting rights.

Certain Anti-Takeover Effects

The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board.  Takeover attempts frequently include coercive tactics to deprive the Board and its shareholders of any real opportunity to determine the destiny of the Company.  The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 10% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally.  These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right prior to the Distribution Date.  Accordingly, the Rights should not interfere with any merger or business combination approved by the Board.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board.  The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

The existence of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans.  The mere issuance of the Rights (i.e., unless and until the Rights may become exercisable) has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company’s shares are presently traded.  The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Item 2.                    Exhibits.

Exhibit                    Description

3.1	Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-A (File No. 001-32207) filed on June 8, 2004).

3.2
Certificate of Amendment to the Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-8 (No. 333-64234) filed on June 29, 2001).

3.3	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.6 to the Company’s Annual Report on Form 10-K filed on April 28, 2003).

3.4
Certificate of Determination of Rights, Preferences and Privileges of Series D Participating Preferred Stock of Sigma Designs, Inc. (incorporated by reference to Exhibit 3.4 to the Company’s Form 8-A (File No. 001-32207) filed on June 8, 2004).

3.5
Certificate of Amendment of Certificate of Determination of Rights, Preferences and Privileges of Series D Participating Preferred Stock of Sigma Designs, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K of even date herewith).

4.1
Preferred Stock Rights Agreement, dated as of June 7, 2004, between the Company and Computershare Shareowner Services LLC, a New Jersey limited liability company (formerly known as Mellon Investor Services LLC), including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-A (File No. 001-32207) filed on June 8, 2004).

4.2
Amendment No. 1 to Rights Agreement, dated as of April 9, 2012, between the Company and Computershare Shareowner Services LLC, a New Jersey limited liability company (formerly known as Mellon Investor Services LLC), including the Certificate of Amendment of Certificate of Determination, attached thereto as Exhibit A-1 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K of even date herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SIGMA DESIGNS, INC.

Date: April 9, 2012	By:	/s/ Thinh Q. Tran
Thinh Q. Tran
President & Chief Executive Officer

EXHIBIT INDEX

Exhibit                   Description

3.1	Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-A (File No. 001-32207) filed on June 8, 2004).

3.2
Certificate of Amendment to the Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-8 (No. 333-64234) filed on June 29, 2001).

3.3	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.6 to the Company’s Annual Report on Form 10-K filed on April 28, 2003).

3.4
Certificate of Determination of Rights, Preferences and Privileges of Series D Participating Preferred Stock of Sigma Designs, Inc. (incorporated by reference to Exhibit 3.4 to the Company’s Form 8-A (File No. 001-32207) filed on June 8, 2004).

3.5
Certificate of Amendment of Certificate of Determination of Rights, Preferences and Privileges of Series D Participating Preferred Stock of Sigma Designs, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K of even date herewith).

4.1
Preferred Stock Rights Agreement, dated as of June 7, 2004, between the Company and Computershare Shareowner Services LLC, a New Jersey limited liability company (formerly known as Mellon Investor Services LLC), including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-A (File No. 001-32207) filed on June 8, 2004).

4.2
Amendment No. 1 to Rights Agreement, dated as of April 9, 2012, between the Company and Computershare Shareowner Services LLC, a New Jersey limited liability company (formerly known as Mellon Investor Services LLC), including the Certificate of Amendment of Certificate of Determination, attached thereto as Exhibit A-1 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K of even date herewith).